

Mail Stop 3233

January 11, 2018

Via E-Mail
Terry Hertzog
Noble Advisors, LLC
1817 Olde Homestead Lane, Suite 101
Lancaster, PA 17601

Re: Noble Advisors, LLC
Offering Statement on Form 1-A
Filed December 15, 2017
File No. 024-10776

Dear Mr. Hertzog:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You state on page 7 that each note will bear a fixed rate of interest and have a term selected by the purchaser and on page 8 that all interest rates have been set by the issuer in its discretion and will be updated on a quarter calendar basis for new note purchasers. It appears that you intend to offer notes in different series and subject to different terms such that all information investors would need to make an investment decision would not be included in the offering statement at the time of its qualification. In this regard, the interest rate applicable to the notes may not be determined until a future point in time, after qualification, and the interest rate may change for newly issued notes of the same series during the course of the offering. In addition, the maturity date of the notes appears to vary, depending on the term selected by the purchaser, such that the terms of the notes are not fully established at qualification. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so,

tell us why you believe this should be considered a continuous offering in light of the factors noted above.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Kimberly Decker, Esq.
        Barley Snyder LLP